SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                            Moore Corporation Limited
                                 (Name of Issuer)

                           Common Shares, No Par Value
                          (Title of Class of Securities)

                                    615785102
                                  (Cusip Number)

                                 W. Robert Cotham
                           201 Main Street, Suite 2600
                             Fort Worth, Texas 76102
                                  (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 4,963,729 shares, which constitutes approximately 5.6% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 88,278,500 shares outstanding.
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     Pursuant to Rule 13d-2(a) of Regulation 13D-6 of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 25, 1997 as amended by Amendment No. 1 dated September 19, 1997 (the "Schedule 13D"), relating to the Common Stock, no par value, of Moore Corporation Limited. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 4.  PURPOSE OF TRANSACTION.

       Item 4 is hereby amended by adding at the end thereof the following:

       Yesterday the Reporting Persons received from the Ontario Securities Commission a partial exemption from the Ontario proxy solicitation rules. The Commission's exemptive order allows the Reporting Persons to communicate with up to fifteen shareholders of the Issuer to discuss various matters relating to the composition of senior management and the structure of the board of directors of the Issuer, including separating the offices of the Chief Executive Officer and Chairman of the Board, and adding new directors to the Issuer's board.

       Now that it has received the exemption, the Reporting Persons intend to commence such discussions with other shareholders forthwith.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 99.1 --   Agreement and Power of Attorney pursuant to Rule
13d-1(f)(1)(iii) (previously filed).
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       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       DATED:      October 8, 1997


                                    TMI-FW, INC.



                                    By: /s/ W.R. Cotham
                                          W.R. Cotham,
                                          Vice President

                                    ONTARIO TEACHERS' PENSION PLAN BOARD,
                                    an Ontario, Canada corporation


                                    By: /s/ W.R. Cotham
                                          W.R. Cotham,
                                          Attorney-in-Fact for:

                                          CLAUDE LAMOUREUX (2)

                                    By: /s/ W.R. Cotham
                                          W.R. Cotham
                                          Attorney-in-Fact for:

                                          THOMAS M. TAYLOR (1)


(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Claude Lamoureux previously has been filed with the Securities and Exchange Commission.

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                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(f)(1)(iii), previously filed.